FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                    No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                    No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Significant event regarding the call for Ordinary General Shareholders’ Meeting to be held on 13th May 2008.

Significant event

Chief Financial Officer	Paseo de la	Tel. 34 913 488 100
	Castellana, 278-280	34 913 488 000
	28046 Madrid	Fax 34 913 142 821
	Spain	34 913 489 494
www.repsolypf.com

Madrid, 26th March 2008

The Board of Directors of Repsol YPF, S.A. has resolved today to convene the Ordinary General Shareholders’ Meeting which will be held at the Palacio Municipal de Congresos, Avenida de la Capital de España-Madrid, Campo de las Naciones, Madrid on 13 th May 2008 at 12:00 noon on first call, and at the same time and place on 14th May 2008 on second call.

The notice of call and the report referred to Section 116.bis of the Securities Market Act are attached.

The notice of call will be published in the Official Commercial Registry Bulletin and in the newspapers in the following days. On the date of publication, all the relevant information will be available to shareholders. All the information related to the Ordinary General Shareholders’ Meeting will also be available on the Company’s website (www.repsolypf.com).

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

REPSOL YPF, S.A.

CALL FOR ORDINARY GENERAL SHAREHOLDERS’ MEETING

By resolution of the Board of Directors of Repsol YPF, S.A., shareholders are called to the Ordinary General Shareholders’ Meeting which will be held at the Palacio Municipal de Congresos, Avenida de la Capital de España-Madrid, Campo de las Naciones, Madrid, on 13th May 2008 at 12:00 noon on first call, and at the same time and place on 14th May 2008 on the second call, with respect to the following:

AGENDA

First. Review and approval, if appropriate, of the Annual Financial Statements and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements and the Consolidated Management Report, for the fiscal year ended 31st December 2007, of the proposal of application of its earnings and of the management by the Board of Directors during said year.

Second. Amendment of the second paragraph of Article 49 (Annual Accounts) of the Articles of Association.

Third. Appointment, ratification or re-election of Directors:

3.1	Ratification and appointment as Director of Mr. Isidre Fainé Casas.

3.2	Ratification and appointment as Director of Mr. Juan María Nin Génova.

Fourth. Appointment of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group.

Fifth. Authorisation to the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., directly or through controlled companies, within a period of 18 months from the resolution of the Shareholders Meeting, leaving without effect the authorisation granted by the Ordinary General Shareholders Meeting held on May 9, 2007.

Sixth. Delegation of powers to supplement, develop, execute, rectify and formalize the resolutions adopted by the General Shareholders’ Meeting

After the presentation of the issue included in the Agenda, the General Shareholders’ Meeting will be informed of the amendments to the Board Regulations, pursuant to Article 115 of the Securities Market Act.

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Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

RIGHTS OF ATTENDANCE

Shareholders whose shares have been registered in the appropriate stock ledger five days prior to the date set for the Shareholders’ Meeting and who have the corresponding attendance card may attend.

The attendance cards shall be issued by the proper entity participating in the systems managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (hereinafter IBERCLEAR) in each particular case. Said attendance cards may be exchanged on the date of the Shareholders’ Meeting for other standardized documents of record attendance, issued by the Company with the purpose of facilitating the drawing up of the attendance list, the exercise of the shareholders’ voting and other rights.

The registration of attendance cards shall begin two hours before the scheduled time of the General Shareholders’ Meeting.

For purposes of verifying the identity of shareholders or those who validly represent them, attendees may be asked, at the place of the General Shareholders’ Meeting, for evidence of their identity by means of the presentation of a National Identity Document or any other official document generally accepted for these purposes.

REPRESENTATION

Any shareholder entitled to attend may be represented by a proxy, who needs not to be a shareholder.

If the name of the proxy is left blank on the proxy form received by the Company, it will be presumed granted in favour of the Chairman of the Board.

The voting instructions will be set out in proxy forms. If no express instructions are issued, the proxy will vote for the proposals submitted by the Board.

Save otherwise indicated by the represented shareholder, the proxy will be deemed extended to any business which, although not included on the agenda, may be put to the vote at the General Shareholders’ Meeting. In this case, the proxy will vote however he may consider most favourable for the interests of the represented shareholder.

Save otherwise expressly indicated by the represented shareholder, in cases where the proxy incurs a conflict of interests for voting on any item, included or not in the Agenda, put to the General Shareholders’ Meeting, the proxy will be considered granted to the Vice-Secretary to the Board of Directors.

Shareholders who grant a proxy must notify the person designated as representative of the proxy granted thereto. When the proxy is granted to a member of the Board of Directors, the notification of the proxy shall be deemed to be effected upon receipt by the Company of the documentation setting forth such proxy.

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Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

RIGHT OF INFORMATION

In addition to the provisions of Article 112 of the Joint Stock Companies Act, as of the date of publication of this notice, the following documents are at shareholders disposal on the Shareholder Information Office, from 09:00 to 20:00, working days, and on the Company’s website at www.repsolypf.com: the Annual Financial Statements of Repsol YPF, S.A. and the Consolidated Annual Financial Statements of Repsol YPF Group, for the fiscal year ending on 31st December 2007; the Management Report of Repsol YPF, S.A. and the Consolidated Management Report for said year; the Report referred to Section 116.bis of the Securities Market Act; the Report of the Auditors on the Annual Financial Statements of Repsol YPF, S.A., and on the Consolidated Annual Financial Statements of Repsol YPF Group; the literal text of the proposals of resolutions already formulated corresponding to the points of the Agenda; the reports of the Board of Directors on each proposal of resolutions corresponding to the points of the Agenda; the full text of the Regulations of the Board of Directors; the Report on the remuneration policy for Directors; the Annual Report on Corporate Governance; and the Corporate Responsibility Report.

Shareholders may request the delivery or the sending free of charge of all the mentioned documents.

DISTANCE VOTING AND PROXIES PRIOR TO THE GENERAL MEETING

1. Voting by distance communication prior to the General Shareholders Meeting

Pursuant to Article 23 of the Articles of Association and Article 7 of the Regulations of the General Shareholders Meeting, shareholders entitled to attend may vote through distance communication on the proposals regarding the items on the Agenda prior to the date of the General Shareholders Meeting, provided the identity of the voting shareholder is duly guaranteed.

1.1 Means for distance voting

The means of communication valid for distance voting are as follows:

(i) Postal vote

To vote by post on the items on the Agenda, shareholders must complete and sign the “Distance Voting” section of the attendance, proxy and voting card issued by the IBERCLEAR participating entity with which they have deposited their shares.

Once the appropriate section of the card has been completed and signed, the shareholder must send it to the Company to the attention of the Shareholder Information Office at Paseo de la Castellana nº 278, 28046 Madrid.

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Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

If the attendance card does not include the section “Distance Voting”, the shareholder may use the Distance Voting Form provided on the company’s web site (www.repsolypf.com) and also available at the Shareholders Information Office. This form, duly signed, must be sent to the Company together with the corresponding attendance card, also signed.

(ii) Electronic vote

Shareholders may vote on the items on the Agenda for the General Meeting through the company’s web site (www.repsolypf.com), entering the AGM 2008 page and following the procedure established there, provided the shareholder has a recognised or advanced electronic signature, based on a recognised and valid electronic certificate issued by the Entidad Pública de Certificación Española (CERES), of the Fábrica Nacional de Moneda y Timbre, and uses it to identify himself.

1.2 Specific rules for distance voting

(i) Voting indications

If the shareholder sending a distance vote fails to mark any of the boxes provided for any of the items on the Agenda, he will be presumed to vote for the Board’s proposal.

(ii) Receipt by company

In order to be valid, postal or electronic votes must be received by the company no later than 09:00 on May 12th, 2008. After this time, the Company will only accept the votes cast at the General Shareholders’ Meeting.

2. Distance proxies

Pursuant to Article 24 of the Articles of Association and Article 8 of the Regulations of the General Shareholders’ Meeting, shareholders entitled to attend may grant a proxy by distance communication on the proposals regarding the items on the Agenda and prior to the date of the General Shareholders Meeting, provided the identity of the persons concerned is duly guaranteed.

2.1 Means for granting distance proxies

The means of communication valid for distance proxies are as follows:

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Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

(i) Postal proxy

To grant proxies by post, shareholders must complete the corresponding section of the attendance, proxy and voting card issued by the IBERCLEAR participating entity with which they have deposited their shares. This section must be signed by the shareholder and sent to the Company to the attention of the Shareholder Information Office, Paseo de la Castellana nº 278, 28046 Madrid.

At the place and date of the General Shareholders Meeting, the proxies must prove their identity by showing their identity cards or any other official document generally accepted for these purposes, together with a copy of the proxy, if necessary, so that the company can confirm the proxy granted.

(ii) Electronic proxy

Shareholders may grant proxies through the company’s web site (www.repsolypf.com), entering the page of the AGM 2008 and following the procedure established there, provided the shareholder has a recognised or advanced electronic signature, based on a recognised, valid electronic certificate issued by Entidad Pública de Certificación Española (CERES), of the Fábrica Nacional de Moneda y Timbre, and uses it to identify himself.

At the place and date of the General Shareholders Meeting, the proxies must prove their identity by showing their identity cards or any other official document generally accepted for these purposes, together with a print-out of the electronic proof of proxy, if necessary, so that the company can confirm the proxy granted.

2.2 Specific rules for distance proxies

Distance proxies will also be subject to the general rules applicable to representation, related to (i) blank proxies received by the Company; (ii) absence of voting instructions and extension of proxy to any business not included on the agenda that may be put to the vote at the General Shareholders Meeting; (iii) voting instructions regarding points included in the Agenda; (iv) designation of a representative’s substitute when the representative is in a conflict of interests in relation with the vote of any business, included or not in the Agenda, that may be put to the vote of the General Shareholders Meeting; and (v) the necessary notification to the representative of the proxy granted.

In order to be valid, distance proxies must be received by the Company no later than 09:00 on May 12th, 2008. After this time, the company will only accept the proxies made in writing through the attendance, proxy and voting cards presented for registration of shareholders on entry at the place and date scheduled for the General Shareholders’ Meeting.

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Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

3. Rules common to distance voting and distance proxies

(i) Confirmation of distance vote or distance proxy

The validity of votes cast and proxies granted through distance communication is subject to checking of the particulars supplied by the shareholder against those contained in the file supplied by IBERCLEAR. In the event of any discrepancy between the number of shares indicated by the shareholder in the proxy form or distance voting form and those indicated in the aforesaid file, the number of shares indicated by IBERCLEAR will prevail for the purposes of quorum and voting.

(ii) Rules of priority

Personal attendance of the General Shareholders Meeting by a shareholder who has previously granted a proxy or voted through distance communication, by whatsoever means used, will render that distance proxy or vote void.

If a shareholder validly issues both a distance vote and a proxy, the former will prevail. Similarly, electronic votes and proxies will prevail over those sent by post.

Electronic votes and proxies may be rendered void through express revocation by the shareholder through the same means.

(iii) Other provisions

The Company reserves the right to modify, suspend, cancel or restrict the electronic voting and proxy mechanisms for technical or security reasons. The Company further reserves the right to request additional identification from shareholders as and when it may so deem fit to guarantee the identity of those concerned, the authenticity of the vote or proxy and, in general, the legal certainty of the General Shareholders’ Meeting.

The Company will not be responsible for any damages caused to shareholders through unavailability or failure in the maintenance and effective functioning of its web site and the services and contents provided through such site, or for any faults, overrun, overload, fallen lines, connection faults or whatsoever other similar incidents beyond the Company’s control, which prevent use of the electronic voting and proxy mechanisms.

The electronic mechanisms for distance voting and proxy will be operative as of April 21st 2008 and up to May 12th 2008 at 09:00.

In any aspects not expressly contemplated in these procedures, the General Conditions set out in the Legal Notice on the Company’s web site will be applicable.

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Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

PRESENCE OF NOTARY

The Board of Directors has requested the presence of a Notary to take the Minutes of the General Shareholders’ Meeting.

GENERAL INFORMATION

All personal data submitted by the shareholders for the exercise or delegation of their rights of attendance and vote at the General Shareholders’ Meeting shall be used by the Company for the development, management and control of the shareholding relation.

Save otherwise indicated by the shareholders (using the free telephone number 900 100 100) between the date of the meeting and the following thirty days, the abovementioned data may also be used by the Company to send their shareholders information about the oil&gas sector and the Company’s businesses and activities. Once those thirty days have elapsed – without opposition – the consent for such use shall be considered granted by the shareholder.

The rights of access, rectification, deletion and opposition may be exercised in the terms prescribed by Law by written communication sent to the registered office of the Company, at Paseo de la Castellana 278, 28046 Madrid.

FORECAST OF HOLDING THE SHAREHOLDERS’ MEETING

It is expected to hold the General Shareholders’ Meeting on SECOND CALL, that is, on May 14th 2008, at the place and time indicated above. Otherwise, an announcement shall be made in the daily press with sufficient advance notice.

Madrid, March 26th, 2008

The Secretary to the Board of Directors

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Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

REPSOL YPF, S.A.

AND COMPANIES COMPOSING REPSOL YPF GROUP

REPORT EXPLAINING THE ADDITIONAL INFORMATION OF THE

MANAGEMENT REPORT FOR THE FISCAL YEAR

ENDED ON DECEMBER 31ST, 2007

In accordance with Section 116.bis of the Securities Market Act, the present report, regarding the additional information required by said provision to be included in the Management Report, is formulated for its presentation at the Ordinary General Shareholders’ Meeting of the Company.

A. Structure of the capital, including any securities not traded on a EU regulated market, indicating the different classes of shares, if any, the rights and obligations granted by each class and the percentage of capital it represents.

Repsol YPF, S.A. currently has a capital of 1,220,863,463 euros, divided into 1,220,863,463 shares with a par value of 1 euro each, fully subscribed and paid up, all in the same class and, consequently, with the same rights and obligations.

The Repsol YPF, S.A. shares are issued in book-entry form and were admitted in their entirety for listing in the electronic continuous trading system of the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia), New York (New York Stock Exchange) and Buenos Aires (Bolsa de Comercio de Buenos Aires).

B. Any restriction on the transferability of shares

By virtue of Supplementary Provision 11 of the Hydrocarbons Act 34/1998, as amended by Royal Decree-Law 4/2006 of 24 February, administrative authorisation of the Energy National Commission (“Comisión Nacional de Energía”) must be sought for certain acquisitions in companies that engage in regulated activities or activities subject to administrative intervention entailing a special relationship. However, according to the information published by Sacyr Vallehermoso in a significant event notified to the Securities Market National Commission (“Comisión Nacional del Mercado de Valores”—CNMV) on 26 October 2006, the Energy National Commission considered the purchase of shares in Repsol YPF, S.A. not subject to the authorisation contemplated in such Supplementary Provision.

C. Direct or indirect significant interest in the share capital

Up to the latest available date, the most significant holdings in the capital of Repsol YPF were:

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Shareholder	% of total capital
Sacyr Vallehermoso, S.A. (1)	20.01
Criteria Caixa Corp. (2)	14.29
Petróleos Mexicanos	4.90
Chase Nominees, Ltd.	9.83
Axa, S.A. (3)	4.21

(1)	Sacyr Vallehermoso, S.A. holds its interest through Sacyr Vallehermoso Participaciones Mobiliarias, S.L.
(2)	Criteria Caixa Corp. holds 9.27% directly and 5.02% indirectly through Repinves, S.A. (67.60%-owned by Criteria Caixa Corp.).
(3)	Axa, S.A. holds its interest through Alliance Bernstein and other subsidiaries of the Axa Group.

Barclays Global Investors, NA, Barclays Global Investors, Ltd., Barclays Global Fund Advisors and Barclays Global Investors (Deutschland) AG, informed CNMV on 18 January 2008 of an agreement concerning the concerted exercise of their voting rights in Repsol YPF for an interest of 3.22%. According to the information submitted to CNMV, these entities are managers of collective investment undertakings and the controlling company (Barclays Global Investors UK Holdings, Ltd.) does not issue any direct or indirect instructions for exercise of the corresponding voting rights held by said managers.

D. Any restriction on voting rights

•

Article 27 of the Repsol YPF, S.A. Bylaws stipulates that no individual shareholder, or companies belonging to the same Group, may cast votes at a General Meeting of Shareholders in excess of 10% of the voting capital.

•

Pursuant to Act 55/1999 (amended by Act 62/2003), the administrative authorities must be notified if any public entities, or entities of whatsoever nature majority-owned or controlled by public entities, acquire 3% or more in the capital of energy companies, whereupon the Council of Ministers shall, within a period of two months, authorise, deny authorisation or establish conditions for exercising voting rights (known as the “energy golden share”).

In this regard, a Judgment passed by the European Court of Justice (ECJ) on 14 February 2008 ruled that Spain has breached its obligations under Article 56 EC by

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

maintaining in place measures such as the “energy golden share”, which limit the voting rights corresponding to shares held by public entities in Spanish companies operating in the energy sector.

•

Furthermore, Article 34 of Royal Decree-Law 6/2000 establishes certain constraints on the exercising of voting rights in more than one principal operator of the same market or sector. Among others, it lists the markets of fuel production and distribution, liquefied petroleum gas production and supply and natural gas production and supply. The principal operators are considered to be the companies holding the five largest shares of the market in question.

These constraints are as follows:

•

Individuals or entities directly or indirectly holding more than 3% of the capital or voting rights of two or more principal operators on the same market may not exercise the voting rights corresponding to the excess over that percentage in more than one of such companies.

•	A principal operator may not exercise voting rights corresponding to an interest of more than 3% of the capital of another principal operator on the same market.

These prohibitions will not be applicable to parent companies that are principal operators in respect of any of their subsidiaries that are also principal operators, provided this structure is imposed by law or is the consequence of a mere redistribution of shares or assets among group companies.

The Energy National Commission, regulator of the energy market, may authorise exercise of the voting rights corresponding to the excess, provided this does not favour an exchange of strategic information or entail risks of coordination in strategic actions.

E. Shareholders’ agreements

Repsol YPF, S.A. has not been notified of any shareholders’ agreements regulating the exercising of voting rights at its general meetings or limiting or establishing conditions for the free transferability of the Repsol YPF, S.A. shares.

F. Rules applicable to the appointment and replacement of directors and to the amendment of the bylaws

•	Appointment

Members of the board are appointed by the General Meeting of Shareholders, without prejudice to the power of the Board to appoint shareholders to fill any vacancies that may arise, up to the next general meeting.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

No-one affected by the prohibitions established in section 124 of the Corporations Act or any other incompatibilities established in current laws may be appointed director of the company.

Nor may persons or entities that are in a permanent conflict of interest with the company be directors, including competing companies, their directors, executives or employees, or any persons related to or proposed by such companies.

Directors must be persons who, as well as meeting the requirements stipulated in law and the bylaws, have recognised prestige and adequate knowledge and professional experience and expertise to perform their duties.

Nominations for the appointment of directors submitted by the Board to the General Meeting and appointments made by cooptation must be approved by the Board (i) upon proposal of the Nomination and Compensation Committee, in the case of Independent Outside Directors, or (ii) subject to a report by said Committee for other directors.

•	Re-election

The Nomination and Compensation Committee assesses the quality of work and dedication to office during the preceding term in office of any directors proposed for re-election.

The proposals for re-election of directors submitted by the Board to the General Meeting must be approved by the Board (i) upon proposal of the Nomination and Compensation Committee, in the case of Independent Outside Directors, or (ii) subject to a report by said Committee for other directors.

•	Retirement

Directors shall retire from office upon expiry of the term for which they were appointed (unless they are re-elected) and in the other cases contemplated in law, the Bylaws and the Regulations of the Board.

Directors must also tender their resignations to the board in any of the following circumstances:

a)	When they are affected by any of the cases of incompatibility or prohibition established in law, the bylaws or regulations.

b)	If they are seriously reprimanded by the Nomination and Compensation Committee or the Audit and Control Committee for defaulting their obligations as directors.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

c)	When, in the opinion of the Board, subject to a previous report by the Nomination and Compensation Committee:

(i)	Their remaining on the Board could jeopardise the interests of the company or adversely affect the functioning of the board or the reputation of the company; or

(ii)	The reasons for their appointment have disappeared. This includes, in particular:

•

Institutional Outside Directors, if the shareholder they represent or that proposed their appointment disposes of all their shares. They shall also tender their resignations and resign, should the board so deem fit, in the corresponding proportion, if the shareholder in question disposes of part of its shareholding interest, to an extent requiring a reduction in the number of its institutional outside directors.

•	Executive Directors, if they cease to hold the executive positions outside the Board to which their appointment as director was linked.

The Board will not propose the removal of any Independent Outside Director before the end of the statutory term for which he/she has been appointed, unless there are just grounds for doing so, in the opinion of the Board, subject to a previous report by the Nomination and Compensation Committee. In particular, there shall be deemed to be just grounds when the director (i) has defaulted the duties corresponding to his/her office; (ii) is in any of the situations described in the preceding paragraphs; or (iii) falls into any of the circumstances described in the Regulations of the Board, whereby he/she can no longer be classified as a Independent Outside Director.

The retirement of Independent Outside Directors may also be proposed as a result of takeover bids, mergers or other similar corporate operations entailing a change in the ownership structure of the company, insofar as this may make it necessary to establish a reasonable balance between Institutional and Independent Outside Directors, in accordance with the ratio of capital represented by the former and the rest of the capital.

•	Amendment of the Bylaws

The Bylaws of Repsol YPF, S.A., available on its web site (www.repsolypf.com), do not establish any conditions differing from those set out in the Corporations Act for their amendment, except for the amendment of the last paragraph of Article 27, concerning the maximum number of votes that may be cast at General Meetings by any one shareholder or the companies belonging to the same group. This resolution, and the resolution to amend this special provision contained in the final paragraph of Article 22 of the Bylaws, must be adopted with the favourable vote, on first and second call, of 75% of the voting capital attending or represented at the general meeting.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

G. Powers of the Board, particularly those concerning the issuing or repurchasing of shares

The Annual General Meeting of Shareholders held on 31 May 2005 resolved to authorise the Board to increase the capital on one or several occasions over a period of 5 years by a sum not exceeding 610,431,731 euro (approximately half of the current capital), through the issuing of new shares paid up in monetary contributions.

At the Annual General Meeting held on 9 May 2007 the Board was authorised for a period of eighteen months for the derivative acquisition of own shares, directly or through controlled companies, up to a maximum number of shares not exceeding 5% of the capital, for a price or consideration no lower than the par value of the shares nor higher than its market price. This resolution left without effect the authorisation granted on the same terms and for the same duration, approved at the previous Annual General Meeting held on 16 June 2006.

Finally, in addition to the powers vested in the Chairman and Vice-Chairmen of the Board in the Bylaws and Regulations of the Board, the Executive Directors are granted general powers of attorney of the company by the Board of Directors, which are duly registered with the Commercial Register of Madrid.

H. Significant agreements entered into by the company, which are to become effective, be amended or terminate upon a change in the control of the company following a takeover bid, and the effects thereof, unless disclosure may be seriously detrimental to the company. This exception will not be applicable when the company is legally obliged to disclose this information.

The agreements between Repsol YPF and Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) in respect of Gas Natural SDG. S.A., disclosed as significant events through the CNMV, the Agreement for Industrial Activity between Repsol YPF and Gas Natural SDG, S.A., contemplated in the afore-mentioned agreements and notified as a significant event on 29 April 2005, and the Shareholders’ Agreement between Repsol YPF and Gas Natural SDG concerning Repsol–Gas Natural LNG, S.L. contemplate, as grounds for termination, a change in the controlling structure of any of the parties.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

I. Agreements between the company and its directors, executives or employees contemplating compensations when the latter resign or are dismissed without cause, or if their employment relationship is terminated as a result of a takeover bid.

•	Executive Directors

The Chairman and the Secretary and General Counsel are entitled to a Deferred Economic Compensation in the event of termination of their relation with the company, provided such termination is not due to any default of their obligations or at their own desire, without any of the justifying causes contemplated in the contract. The amount of the compensation for termination of the relation is three years’ total monetary remuneration.

•	Executives

The Repsol YPF Group has established a single legal statute for its executives, set out in the Executive Contract, which regulates the compensations applicable in cases of termination of the employment relationship, contemplating as grounds for compensation those stipulated in current legislation.

For Executive Officers, these grounds include resignation by the executive following a business succession or major change in the ownership of the company, resulting in a material change in the members of the governing bodies or in the contents and approach of the principal activity of the company.

The amount of these compensations is calculated according to the age, seniority and salary of the executive, except in one case, for which compensation has been established at the equivalent of three years’ total monetary remuneration.

Additional information of these matters is detailed in Note 34 to the consolidated financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: March 26th, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer